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SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

INFOVISTA SA

(Exact Name of Registrant as Specified in its Charter)

6, rue de la Terre de Feu, 91940 Les Ulis, France
(Address of principal executive offices)

        (Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F /x/        Form 40-F / /

        (Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes / /        No /x/

        (If "Yes" is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):            )

ENCLOSURES

        InfoVista SA (the "Company") is furnishing under cover of Form 6-K a press release dated October 24th, 2002 announcing unaudited first quarter FY 2002/2003 results.

SIGNATURE

        Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INFOVISTA SA
By:	/s/ ALAIN TINGAUD Name: Alain Tingaud Title: Chairman and Chief Executive Officer

Dated: October 24th, 2002

INFOVISTA ANNOUNCES Q1 FY2003 FINANCIAL RESULTS &
LAUNCH OF NEW BUSINESS UNIT

        Paris, France and New York, NY—October 24, 2002—InfoVista (NASDAQ: IVTA—Nouveau Marché: 7667), a global provider of intelligent performance management software solutions, today announced financial results for the quarter ended September 30, 2002. Total revenue for the quarter was €6.5 million, unchanged from the previous fiscal year. Adjusted net loss stood at €2.5 million, or €0.13 per share. This compares to an adjusted net loss of €1.8 million for the same quarter last year.

        "Our business model has proven its resiliency in these difficult markets, as we have managed to maintain our revenues at last year's level in the face of the industry downturn" commented Alain Tingaud, Chairman and CEO of InfoVista. "In addition to maintaining a solid revenue base, we are beginning to see results from aggressively implementing the Renaissance Plan, the strategic plan we launched this July."

Financial Highlights

  •
  Total revenue of €6.5 million.

  •
  Adjusted net loss of €2.5 million, with adjusted loss per share of €0.13.

  •
  Net loss of €3.5 million, with net loss per share of €0.18.

  •
  As of September 30, 2002, DSO stood at 105 days, down from 120 days a year ago.

  •
  Cash and marketable securities were €50.6 million, or €2.63 per outstanding share as of September 30, 2002, not including €1 million in treasury shares acquired during the quarter.

  •
  As of September 30, 2002, a total of 19,246,650 InfoVista shares were outstanding.

  •
  As of September 30, 2002, InfoVista had a total of 206 employees, compared to 237 employees at July 30, 2002.

29% Growth in Enterprise Revenues

  •
  Total number of customers increased to 536.

  •
  Revenues from returning customers such as Deutsche Telekom T-Data, Cable and Wireless and Radianz represented 89% of total revenues.

  •
  Revenues from Service Providers such as Equant, Telefonica and Telekom Malaysia contributed 62% to total revenues, while Enterprise revenues represented 38% of the total.

  •
  Enterprise revenues posted a 29% gain over the same period last year. Through targeted marketing, the Company succeeded in penetrating the Financial Institutions market with orders from companies such as Bank One, United Overseas Bank, BNP Paribas and Banques Populaires.

  •
  North American and Asian revenues increased significantly by 7% and 35%, respectively, from a year ago. The European, American and Asian markets represented 48%, 41% and 11% of total revenues, respectively, for the quarter ended September 30, 2002.

  •
  European license sales are typically adversely affected in the summer quarters as many clients decrease their business activities during these months. As a result, Software License revenues decreased to contribute 55% to total revenues, while Service revenues increased 15% from the previous year to contribute 45%.

  •
  Revenues from Direct channels contributed 64% to total revenues, while Indirect sales channels contributed 36%.

Cash Flow and Share Buyback Program

        The first quarter saw exceptional expenditures totaling €3.1 million:

  •
  During the period between August 2, 2002 and October 8, 2002, the Company used €1 million as part of a share buyback program, repurchasing a total of 655,681 shares. InfoVista will utilize the repurchased shares to boost the Company's employee stock option program without diluting InfoVista's share capital. The repurchased shares may also be used as a strategic acquisition currency should further consolidation occur in the OSS markets. If the securities continue to trade at current levels, the Company will consider repurchasing up to the maximum amount allowed.

  •
  €2.1 million was used in deploying the Renaissance Plan, with €0.8 million used to pay for Consultancy fees and the remaining €1.3 million used in restructuring activities.

        A total of €2.0 million was used in normal recurrent operational activities during the quarter.

        "We believe in the strength of our company, and that our shares are undervalued at current levels," commented Philippe Ozanian, Chief Financial Officer. "With a current cash per outstanding share standing at €2.63, we feel that our shares will prove to be an excellent investment in the years to come."

Creation of a Dedicated Business Unit to Accelerate Enterprise Market Penetration

        InfoVista will boost its penetration into the Enterprise segment by establishing a dedicated business unit, named InfoVista Enterprise Solutions, or IVES, focused on developing specific new offerings to accelerate its current success in the Enterprise market.

        "With IVES and its dedicated solutions, InfoVista Group will become a larger global software company, with two dedicated sets of solutions targeting all market needs. First, we will be able to help Enterprises and Service Providers manage the performance and strategic usage of their network infrastructure and services. At the same time, innovation brought by IVES solutions, will allow Enterprises to go one step further by managing, reporting and optimizing the performance of their business processes and applications," commented Mr. Tingaud.

Market Outlook & Guidance

        "As with most of our peers, we have little visibility against the current market backdrop, especially for the second half of this fiscal year. However, on the back of our fully implemented Renaissance Plan, and with the full dedication of our employees, we are confident that in the next quarter, we will be able to achieve similar revenues to those a year ago," explained Mr. Tingaud. "The current market conditions and the launch of the new IVES will postpone our objective of achieving break-even in the second quarter."

Conference Call

        InfoVista will host a conference call today at 9:00 a.m. (EST)/2:00 p.m. (UK)/3:00 p.m. (Continental Europe). The call will be available by dialing +44 (0) 207 984 7566 in the UK/Europe, or +1 (913) 981-5509 in North America. It will also be broadcast on the Company's website in listen-only mode at www.infovista.com.

        A replay of the teleconference will be available shortly after the end of the conference call for one week at the following numbers: UK/Europe: +44 (0) 207 984 7568, US: +1 (719)457-0820, Passcode: 446985.

ABOUT INFOVISTA

        InfoVista provides customers the "Power to Turn Infrastructure into Profit." Our intelligent performance management software supports requirements ranging from real-time network performance analysis to customer-centric Service Level Management (SLM) programs. Our technology approach is based on partnering with customers to drive industry-leading innovations into our software. As a result, 80% of the largest service providers in the world as ranked by Fortune®, and leading Global 2000 enterprises, have selected InfoVista to maximize the value of their Information Technology infrastructure. Representative customers include Cable & Wireless, Cingular, Deutsche Telekom, SingTel, British Telecom, France Telecom, UUNET, First Union Bank, Banques Populaires, Banque de France, Nestlé, Shell and BASF. InfoVista stock is traded on the NASDAQ (IVTA) and the Nouveau Marché (InfoVista 7667). InfoVista was recently ranked fourth in the Deloitte & Touche Technology Fast 50 Program in France, and received a special award from Euronext for the quality of its financial information. For more information about the company, please visit www.infovista.com.

        Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995: Except for historical information contained herein, the matters discussed in this news release are "forward looking statements." These statements involve risks and uncertainties which could cause actual results to differ materially from those in such forward-looking statements; including, without limitation, risks and uncertainties arising from the rapid evolution of our markets, competition, market acceptance of our products, our dependence upon spending by the telecommunications industry and our ability to develop and protect new technologies. For a description of other factors which might affect our actual results, please see the "Risk Factors" section and other disclosures in InfoVista's public filings with the US Securities & Exchange Commission and French Commission des Opérations de Bourse. Readers of this news release are cautioned not to put undue reliance on any forward-looking statement. The Company undertakes no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise.

        InfoVista is a registered trademark of InfoVista, S.A.

        # # #

INFOVISTA
CONSOLIDATED STATEMENTS OF OPERATIONS
(In thousands, except for share and per share data)

	Three months ended
	September 30, 2002	September 30, 2001
	(unaudited)	(unaudited)
Revenues
License revenues	€ 3,565	€ 4,032
Service revenues	2,941	2,557

Total revenues	6,506	6,589
Cost of revenues
Costs of licenses	339	221
Costs of services (exclusive of non-cash compensation expense of € 2 and € 53, respectively)	1,574	1,598

Total cost of revenues	1,913	1,819

Gross profit	4,593	4,770
Operating expenses
Sales and marketing expenses (exclusive of non-cash compensation expense of € 11 and € 76, respectively)	4,270	3,879
Research and development expenses (exclusive of non-cash compensation expense of € 3 and € 24, respectively)	1,779	1,532
General and administrative expenses (exclusive of non-cash compensation expense of € 1 and € 20, respectively)	1,399	1,768
Stock compensation expense	17	173
Restructuring costs	803	924
Amortization of intangibles assets	95	95

Total operating expenses	8,363	8,371

Operating loss	(3,770)	(3,601)
Other income (expense):
Interest income	382	625
Loss on disposal of fixed assets	(72)	—
Net foreign currency transaction gains (losses)	(11)	(49)

Loss before income taxes and minority interests	(3,471)	(3,025)
Income tax (expense) benefit	(6)	14

Net loss	€ (3,477)	€ (3,011)

Adjusted net loss	€ (2,479)	€ (1,771)

Basic and diluted net loss per share	€ (0.18)	€ (0.15)

Adjusted basic and diluted net loss per share	€ (0.13)	€ (0.09)

Basic and diluted weighted average shares outstanding	19,730,102	19,634,661

INFOVISTA
RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS
(In thousands, except for share and per share data)

        InfoVista provides adjusted net loss and adjusted net loss per share data to assist investors in their analysis of our operating results. These adjustments are not in accordance with, or an alternative for, generally accepted accounting principles in the United States of America (US GAAP) and may be different from the presentation of financial information provided by other companies. Adjusted net income and earnings per share as well as US GAAP net income and earnings per share are presented in the consolidated statements of operations that accompany this press release.

	Three months ended September 30,
	2002	2001
	(unaudited)	(unaudited)
Net loss	€ (3,477)	€ (3,011)

As adjusted net loss is exclusive of the following charges:
Stock compensation expense	17	173
Restructuring costs	803	924
Amortization of intangibles assets	95	95
Loss on disposal of fixed assets	72	—
Net foreign currency transaction (gains) losses	11	49

Adjusted net loss	€ (2,479)	€ (1,771)

INFOVISTA
CONSOLIDATED BALANCE SHEETS
(In thousands, except for share and per share data)

	As of
	September 30, 2002	June 30, 2002
	(unaudited)
ASSETS
Cash and cash equivalents	€ 45,078	€ 50,226
Marketable equitable securities	5,522	5,513
Trade receivables, net of allowance of € 536 and € 586, respectively	7,581	8,040
Prepaid expenses and other current assets	2,833	2,222

Total current assets	61,014	66,001

Intangible assets, net	823	918
Fixed assets, net	4,447	4,441
Licensed technology and advances, net	1,267	1,327
Deposits and other assets	738	843

Total non current assets	7,275	7,529

Total assets	€ 68,289	€ 73,530

LIABILITIES & STOCKHOLDERS' EQUITY
Trade payables	€ 3,172	€ 4,487
Current portion of long-term debt	305	305
Accrued salaries and commissions	1,966	1,879
Accrued social security and other payroll taxes	763	709
Deferred revenue	4,081	3,624
Other current liabilities	1,649	1,847

Total current liabilities	11,936	12,851

Other long term liabilities	61	61
Commitments and contingencies

Total non-current liabilities	61	61

Stockholders' equity:
Common stock	10,737	10,728
Capital in excess of par value of stock	85,850	85,839
Accumulated deficit	(38,061)	(34,584)
Unrealized losses on available for sale securities	(478)	(487)
Cumulative translation adjustment	(703)	(768)
Deferred compensation	(21)	(38)
Less common stock in treasury	(1,032)	(72)

Total stockholders' equity	56,292	60,618

Total liabilities and stockholders' equity	€ 68,289	€ 73,530

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ENCLOSURES
SIGNATURE
INFOVISTA ANNOUNCES Q1 FY2003 FINANCIAL RESULTS & LAUNCH OF NEW BUSINESS UNIT
ABOUT INFOVISTA
INFOVISTA CONSOLIDATED STATEMENTS OF OPERATIONS (In thousands, except for share and per share data)
INFOVISTA RECONCILIATION BETWEEN NET LOSS AND ADJUSTED NET LOSS (In thousands, except for share and per share data)
INFOVISTA CONSOLIDATED BALANCE SHEETS (In thousands, except for share and per share data)